November 12, 2010

Via Edgar Transmission

Securities and Exchange Commission

Attn: Brandon A. Hill

100 F Street, N.E.

Washington, DC 20549

Re:	Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 16, 2010
Form 10-Q for the Quarter Ended March 31, 2010
Filed May 17, 2010
File No. 001-33842

Dear Mr. Hill:

Pursuant to a telephone call yesterday with the staff of the Securities and Exchange Commission, we understand that the staff has agreed to grant our client, KeyOn Communications Holdings, Inc., an extension until Wednesday, December 1, 2010 to respond to the staff’s comments set forth in its letter dated November 3, 2010.

Should any members of the staff have any questions, please contact me at the number below.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner

Direct Phone Number: (212) 659-4974

Direct Fax Number: (212) 884-8234

rick.werner@haynesboone.com

cc:	Jonathan Snyder, KeyOn Communications Holdings, Inc.
Jason Lazar, KeyOn Communications Holdings, Inc.